UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

TRANSLATION FROM SPANISH

MINUTES No. 465: In the City of Buenos Aires, on August 9, 2021, at 16:13 hs, in observance of the Social, Preventive and Mandatory Distancing regime (Distanciamiento Social, Preventivo y Obligatorio) provided for by Emergency Decree No. 455/2021 (Decreto de Necesidad y Urgencia, DNU), and its successive extensions and supplementary regulations, the members of the Board of Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA ("Edenor" or the "Company") are meeting through the Microsoft Teams system, which allows the simultaneous transmission of sound, images and words during the entire meeting. Mr. Neil A. Bleasdale, Mr. Nicolas Mallo Huergo, Eduardo Vila, Esteban Macek, Edgardo Volosin, Federico Zin, Mariano Cruz Lucero, Santiago Lopez Osornio, Benjamín Navarro, Federico Bernal and Hernán Ferrera. Mr. Maximiliano Ramirez, Alternate Director, also participated in the deliberation due to the absence of Director Santiago Fraschina and Mr. José Daniel Abelovich and Mr. Jorge Roberto Pardo, representing the Supervisory Committee. Dr. Maria Jose Van Morlegan, Director of Legal and Regulatory Affairs and Accountant German Ranftl as Director of Finance and Control are also connected. The Meeting was chaired by the Board´s Chairman, Mr. Nei A. Bleasdale, who welcomes those present and expresses that, since there is a quorum to hold a valid meeting, the Board of Directors meeting is called to order and the FIRST ITEM on the Agenda is considered: 1°) Consideration of the Interim Financial Statements as of 30.06.21. (…) The Chairman informs that this item of the Agenda corresponds to consider the Condensed Interim Financial Statements as of June 30, 2021 and for the six-month period ended June 30, 2021 and presented on a comparative basis, which include the Interim Condensed Statement of Financial Position, Interim Condensed Statement of Comprehensive Income, Interim Condensed Statement of Changes in Shareholders' Equity, Interim Condensed Statement of Cash Flows, notes, Additional information required by Art. No. 12 (CNV), Informative Summary, information required by the BYMA Regulations, Review Report on Interim Condensed Financial Statements by the Certifying Accountant and Report of the Audit Committee, all for the period ended on June 30, 2021, and moved all attendees to approve them. After discussing, the Board of Directors unanimously RESOLVED TO: (i) Approve all the documents submitted to their consideration under that item of the Agenda; (ii) and (ii) authorize either the Chairman or Vice-Chairman to sign the Financial Statements corresponding to the period ended June 30, 2021. […] There being no further business to discuss, Accountant Daniel Abelovich takes the floor and states that the meeting has been conducted in accordance with the applicable legal regulations. At 17:00 hs, the meeting concluded.

Undersigning Attendees: Neil A. Bleasdale, Nicolas Mallo Huergo, Eduardo Vila, Esteban Macek, Edgardo Volosin, Federico Zin, Mariano Cruz Lucero, Santiago Lopez Osornio, Benjamín Navarro, Federico Bernal, Hernán Ferrera, Maximiliano Ramirez, José Daniel Abelovich, Jorge Roberto Pardo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: August 11, 2021